Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
January 21, 2009	NYSE:SLW

SILVER WHEATON TO RELEASE FOURTH QUARTER AND FULL YEAR RESULTS ON FEBRUARY 19, 2009

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) will release 2008 full year results on Thursday, February 19, 2009 before market open.

A conference call will be held Thursday, February 19, 2009 at 11:30 am (Pacific Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-280-8771

Dial from outside Canada or the US:

1-416-695-9761

Dial toll free from parts of Europe:

1-800-4222-8835

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3281209#

Archived audio webcast:

www.silverwheaton.com

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

Silver Wheaton is a trademark of Silver Wheaton Corp.